September 25, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax. No.: (202) 772-9210

Attention:	Kari Jin, Staff Accountant
Division of Corporation Finance

Re:	Epicor Software Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Filed April 14, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

Filed August 9, 2006

File No. 0-20740

Ladies and Gentlemen:

We refer to Ms. Collins’ letter dated September 1, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2005, the Form 10-K/A for the fiscal year ended December 31, 2005 and the Form 10-Q for the quarterly period ended June 30, 2006 of Epicor Software Corporation (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Ms. Collins’ letter immediately preceding our response thereto.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Results of Operations, page 33

1.	We note your response to our previous comment no. 2 and your revised disclosures in your June 30, 2006 Form 10-Q where you state “management believes that EBITDA provides an additional analytical tool to clarify the Company’s results from core operations and delineate underlying trends.” Explain what you mean by “core operations.” If you intend to use this terminology in future filings, ensure that it is adequately defined and that you have fully explained how you determined that the excluded items are not representative of your “core operations.”

Securities and Exchange Commission

September 25, 2006

Response:

The Company’s intent in using the word “core” in the disclosure cited above was to further explain why EBITDA is another useful measure of its results of operations before depreciation and amortization. In order to further clarify this disclosure for users of its financial statements, the Company will delete the word “core” in future filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 10

2.	We note your response to our previous comment no. 3 where you indicate that the Company performs a quarterly analysis of the historical renewal rates for maintenance services for each product line in order to determine VSOE. Please tell us what the Company has determined is a “reasonable range” for establishing fair value of such services. Provide a sample of your established ranges by product and geographic region. Also, once you have established these ranges then tell us what rate is used as VSOE (i.e. the median price or some other price within the range).

Response:

The Company considers a range of plus or minus 3 percentage points from the median maintenance renewal rate percentage to be a reasonable for determining VSOE for its software maintenance agreements. For example, with respect to two of the Company’s largest product lines, Vantage and Enterprise, VSOE for maintenance in the domestic market has been established as follows:

Product Name	Maintenance Plan	Median VSOE %	VSOE Range
Vantage	Standard	15%	12% - 18%
Vantage	Expanded	17%	14% - 20%
Enterprise	Standard	19%	16% - 22%

When a maintenance agreement is priced at a percentage within or above the established VSOE range for a product, then the Company considers the contract price to be VSOE. When a maintenance agreement is priced below the established VSOE range for a product, then the Company considers VSOE to be the lower end of the range.

3.	We note your response to our previous comment no. 4 where you indicate that the Company believes that use of the percentage-of-completion method most closely

Securities and Exchange Commission

September 25, 2006

approximates the pattern of performance for consulting services on fixed fee arrangements. Your reference to percentage-of-completion in your footnote disclosures is confusing as it implies that the Company is applying guidance (SOP 81-1) that is not applicable in your circumstances (service contracts). In your future filings, please explain how revenues for consulting services are performed (costs incurred to date as compared to total estimated costs incurred) without referencing the percentage-of-completion method so as to avoid any further confusion. Furthermore, you reference SOP 81-1 as one of the applicable accounting principles used in your revenue recognition policy. Tell us for which contracts the Company is applying this guidance or alternatively remove the reference to this literature if it is not used in recognizing revenue.

Response:

In future filings, the Company will amend its disclosures to clarify that it in accordance with SOP 97-2, it applies the guidance in SOP 81-1 only to service arrangements in which the Company performs significant production, modification or customization of its software. As the guidance in SOP 81-1 is not applicable to its other service arrangements, the Company will also clarify this in its future filings.

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Securities and Exchange Commission

September 25, 2006

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call the undersigned at (949) 585-4225.

Very truly yours,

EPICOR SOFTWARE CORPORATION

/s/ John D. Ireland
John D. Ireland
Senior Vice President and General Counsel

cc:	Katharine Martin, Esq.